SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Neostem, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

640650305

(CUSIP Number)

Jinshu John Zhang, Esq.

Reed Smith LLP

355 South Grand Avenue, Suite 2900

Los Angeles, California 90071

(213) 457-8116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640650305	13D	Page 2 of 8

1.	NAMES OF REPORTING PERSONS: RimAsia Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS 00
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER: 1,169,000(1)
8. SHARED VOTING POWER: 0
9. SOLE DISPOSITIVE POWER: 1,169,000(1)
10. SHARED DISPOSITIVE POWER: 400,000(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,569,000(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9%*
14.	TYPE OF REPORTING PERSON* PN

CUSIP No. 640650305	13D	Page 3 of 8

1.	NAMES OF REPORTING PERSONS: RimAsia Capital Partners GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER: 1,169,000(1)
8. SHARED VOTING POWER: 0
9. SOLE DISPOSITIVE POWER: 1,169,000(1)
10. SHARED DISPOSITIVE POWER: 400,000(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,569,000(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9%*
14.	TYPE OF REPORTING PERSON* PN

CUSIP No. 640650305	13D	Page 4 of 8

1.	NAMES OF REPORTING PERSONS: RimAsia Capital Partners GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER: 1,169,000(1)
8. SHARED VOTING POWER: 0
9. SOLE DISPOSITIVE POWER: 1,169,000(1)
10. SHARED DISPOSITIVE POWER: 400,000(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,569,000(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9%*
14.	TYPE OF REPORTING PERSON* OO

CUSIP No. 640650305	13D	Page 5 of 8

1.	NAMES OF REPORTING PERSONS: Eric H.C. Wei
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7. SOLE VOTING POWER: 1,169,000(1)
8. SHARED VOTING POWER: 0
9. SOLE DISPOSITIVE POWER: 1,169,000(1)
10. SHARED DISPOSITIVE POWER: 400,000(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,569,000(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.9%*
14.	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

This Amendment No. 2 on Schedule 13D/A (the “Schedule 13D”) amends and supplements the Schedule 13D originally filed with the Securities Exchange Commission on December 5, 2008 (the “Original Schedule 13D”) by and on behalf of RimAsia Capital Partners, L.P., a Cayman Islands exempted limited partnership (“RimAsia LP”), RimAsia Capital Partners GP, L.P., a Cayman Islands exempted limited partnership (“RimAsia GP”), RimAsia Capital Partners GP, Ltd., a Cayman Islands exempted company (“RimAsia Ltd.”) and Eric H.C. Wei (“Wei”; the foregoing collectively “RimAsia”), as amended by Amendment No. 1 to the Original Schedule 13D, as filed with the Securities and Exchange Commission on March 6, 2009. Unless specifically amended hereby or in Amendment No. 1, the disclosures set forth in the Original Schedule 13D shall remain unchanged.

Item 2	Address of Principal Business Office of all Reporting Persons:

1807 Harbour Centre

25 Harbour Road

Wanchai

Hong Kong

852-2111-5061

Item 4	Purpose of Transaction

On December 18, 2008, Neostem, Inc. (the “Issuer”) and RimAsia LP entered into an amendment to, among other things, amend the Warrants to restrict their exercisability in the event that such exercise would increase RimAsia’s beneficial ownership of the Company’s Common Stock to above 19.9%. Such restrictions on exercisability shall not apply in connection with a merger, consolidation or sale of all or substantially all of the assets of the Issuer if the shareholders of the Issuer prior to such transaction do not own more than 50% of the entity succeeding to the business of the Issuer after such transaction and such restriction does not apply following any exercise of any mandatory conversion or redemption rights by the Issuer. Such restriction on exercise shall remain in place until such time as approval of the Issuer’s shareholders shall be obtained.

Item 5	Interest in Securities of the Issuer.

(a) and (b) (Number and Percentage of Class of Securities Beneficially Owned and Power as to Voting and Disposition)

Amount Beneficially Owned: RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei may be deemed the beneficial owners of 1,569,000 shares of Common Stock. (2)

Percent of Class: RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei may be deemed the beneficial owners of 19.9% of the outstanding shares of Common Stock.*(2)

RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the 1,169,000 shares of Common Stock beneficially owned.(1)

RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei have no shared power to vote or direct the vote of shares of Common Stock.

RimAsia LP, RimAsia GP, RimAsia Ltd. and Eric H.C. Wei have shared power to dispose or direct the disposition of 400,000 shares of Common Stock beneficially owned.(3)

*Calculated based on 7,715,006 shares of Issuer’s Common Stock outstanding as of March 10, 2009. Beneficial ownership is determined in accordance with the rules of the SEC.

(1) RimAsia owns 1,000,000 shares of the Issuer’s Common Stock and warrants to purchase 1,000,000 shares of the Issuer’s Common Stock. However, the warrants are not exercisable to the extent that the number of shares of Common Stock to be issued pursuant to such exercise would exceed, when aggregated with all other shares of Common Stock owned by RimAsia at such time, the number of shares of Common Stock which would result in RimAsia beneficially owning in excess of 19.9% of the Issuer’s Common Stock. If the shareholders approve the removal of the ownership restriction, then RimAsia would beneficially own 2,400,000 shares of Issuer’s Common Stock or approximately 27.5%. Each Reporting Person disclaims beneficial ownership, except to the extent of its or his pecuniary interest therein.

(2) RimAsia’s ownership consists of (i) 1,000,000 shares of the Issuer’s Common Stock, (ii) warrants to purchase 1,000,000 shares of Issuer’s Common Stock and (iii) 400,000 shares of Common Stock owned by EET and pledged to RimAsia LP. However, the warrants are not exercisable to the extent that the number of shares of Common Stock to be issued pursuant to such exercise would exceed, when aggregated with all other shares of Common Stock owned by RimAsia at such time, the number of shares of Common Stock which would result in RimAsia beneficially owning in excess of 19.9% of the Issuer’s Common Stock. If the shareholders approve the removal of the ownership restriction, then RimAsia would beneficially own 2,400,000 shares of Issuer’s Common Stock or approximately 27.5%. Each Reporting Person disclaims beneficial ownership, except to the extent of its or his pecuniary interest therein. See Item 6 for further information.

(3) Consists of 400,000 shares of the Issuer’s Common Stock Owned by EET and pledged to RimAsia LP. Each Reporting Person disclaims beneficial ownership, except to the extent of his or its pecuniary interest therein see Item 6 for further information.

Item 7	Material to be filed as Exhibits

99.5	Letter, dated December 18, 2008, between Neostem, Inc. and RimAsia Capital Partners, L.P.

99.6	Warrant to Purchase Shares of Common Stock (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on September 4, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2009

RIMASIA CAPITAL PARTNERS, L.P.

By:	RimAsia Capital Partners GP, L.P. its general partner

By:	RimAsia Capital Partners GP, Ltd. its general partner

	By:	/s/ Eric H.C. Wei
	Name:	Eric H.C. Wei
	Title:	Director

RIMASIA CAPITAL PARTNERS GP, L.P.

By:	RimAsia Capital Partners GP, Ltd. its general partner

	By:	/s/ Eric H.C. Wei
	Name:	Eric H.C. Wei
	Title:	Director

RIMASIA CAPITAL PARTNERS GP, LTD.

	By:	/s/ Eric H.C. Wei
	Name:	Eric H.C. Wei
	Title:	Director

/s/ Eric H.C. Wei
Eric H.C. Wei

EXHIBIT INDEX

99.5	Letter, dated December 18, 2008, between Neostem, Inc. and RimAsia Capital Partners, L.P.

99.6	Warrant to Purchase Shares of Common Stock (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on September 4, 2008).